

Mail Stop 3720

September 25, 2007

Margaret A. Burton
President and Chief Executive Officer
Fresca Worldwide Trading Corporation
7337 Oswego Road
Liverpool, New York 13090

> **Re:** **Fresca Worldwide Trading Corporation**
> **Registration Statement on Form SB-2**
> **Filed September 5, 2007**
> **File No. 333-145882**

Dear Ms. Burton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. We note that there are page number discrepancies between the registration statement filed on EDGAR and the courtesy copies you provided. References to page numbers in this letter refer to the page numbers contained in your official filing on EDGAR.

Registration Statement Cover Page

1.   Please check the Rule 415 box as the securities are being registered for resale by persons other than the issuer pursuant to Rule 415(a)(1)(i).

Our Company, page 5

2.   We note your statement that you own and/or manage a total of 11 privately owned ATM's. Please revise your disclose to identify that one of those ATM's is in inventory and is not currently in service.

Summary Financial Information, page 7

3.   Please revise to include the information for the six months ended June 30, 2006 and 2007.

4.   Please revise to label all columns as "unaudited."

Risk Factors, page 9

5.   We note that you begin your risk factors section with a series of bullet points with little or no explanatory discussion of the risk. Please expand your discussion of these risk factors in the subsections that follow by listing each risk individually and describing the specific factors of that particular risk in a following paragraph.

6.   We note in the third-to-last bulleted risk on page 9 that you set forth as a risk your ability to retain "senior management and other key personnel." We further note that this risk corresponds to the second risk factor on page 10. In light of the fact that Margaret Burton is presently the company's only officer and director, please revise your disclosure to specifically name Ms. Burton in the subheading. Additionally, please delete the mitigating language "While we believe we have sufficient cross expertise" from the second risk factor on page 10.

        We also note in this risk factor that you reference Ms. Burton's "extensive experience in her field." Please provide in your response, with a view toward disclosure in your prospectus, the attributes of her work experience that you believe substantiates the implication that she has extensive experience in the ATM industry. If her industry experience does not substantiate your disclosure, please revise and create a separate risk factor near the beginning of this section that separately addresses the risk associated with having a person with limited experience in the ATM business as your sole officer and director. Additionally, if applicable, please reference that Ms. Burton only spends approximately 30% of her time on the company's business (as per your disclosure in the Compensation section on page 18).

7.   We note Ms. Burton's lack of public accounting experience; however, she is your principal accounting officer. Include a separate risk factor highlighting her lack of accounting experience and the potential impact on your operations, including the preparation of your financial statements.

8.   Please delete the last risk factor on page 13 as it is duplicative of the third risk factor you have listed on page 10.

Determination of Offering Price, page 14

9.   Please expand your disclosure regarding the "internal assessment" you conducted to determine the offering price.

Plan of Distribution, page 16

10.   In the penultimate sentence of the last paragraph on page 17, you state that the selling shareholders can only cover short positions with the securities they receive from us upon "conversion." Please explain to us in your response letter the nature of this conversion, or revise if appropriate.

Compensation, page 18

11.   Since you also discuss director and officer compensation in the "Executive Compensation" section on page 40, to avoid confusion, please incorporate the information in this section into your later disclosure.

Significant Employees, page 18

12.   We note that you state in this section that you have no significant employees other than your officers and directors. Please revise the disclosure here and throughout so that it is clear to an investor that Ms. Burton is your only officer and director.

Committees of the Board of Directors, page 18

13.   Please clarify that your audit committee is comprised solely of Ms. Burton, a non-independent director.

Security Ownership…, page 19

14.   We note that you reference in the first paragraph of this section a "Summary Compensation Table." Please confirm whether you intend on including a Summary Compensation Table in your Executive Compensation section. If not, please revise.

Description of Business

ATM's, page 22

15.   In the second sentence of the Merchant Customers subsection on page 23, you state that no single merchant accounted for 10% or more of your ATM net sales.

Please advise or revise in light of your disclosure on pages 24 and 25 that you only have 10 merchant customers with one ATM at each location. In this regard, please revise the Significant Relationships subsection on page 28 to indicate that you have relationships with only a limited number of merchants.

16.   We note that you purchased the ATM assets of Cobalt Blue, LLC on February 10, 2006. Based on this, it appears to us that you acquired assets and not a business. Please tell us the factors you considered in concluding that you acquired a business under paragraph nine of SFAS 141.

Regulatory Matters, page 28

17.   Please provide support for your statement in the last sentence of the Americans with Disabilities Act subsection that you anticipate an 18-month phase-in of any new accessibility requirements.

18.   Since all your ATMs are located in New York, the focus of your disclosure should be on federal and New York regulations and statutes that apply to your business. Revise to discuss the current regulatory framework in New York relating to surcharges.

Employees, page 29

19.   You state that you had one full-time employee as of June 30, 2007. Please tell us in your response letter whether Ms. Burton is this full-time employee. If so, please reconcile her "full-time" status with your disclose elsewhere in the prospectus that she only devotes approximately 30% of her time to the company.

Management's Discussion and Analysis, page 30

20.   Throughout your MD&A, please expand your discussion of results of operations to address the reasons for the variances and to identify the material changes in the underlying drivers. For example, please revise to expand upon the reasons underlying your recent decrease in sales revenue from 2006 to 2007, and the significant increase in operating expenses.

Overview, page 31

21.   Please tell us in detail how you are accounting for the interchange and surcharge fees and the related rebates under the full placement and merchant-owned programs. Refer to your basis in the accounting literature. Also, tell us how you considered EITF 99-19 and 01-9.

22.   Remove your repetitive disclosure and replace with a discussion of Ms. Burton's future plans for the business. For example, discuss whether there are any plans to

increase the number of ATM machines, and if so, how this growth will be funded. Discuss whether there are any plans to increase the number of employees, such as a chief financial officer.

23.   We note in the second paragraph on page 32 that you identify the declining ATM industry as a known trend. Further, you disclose throughout the MD&A that a decrease in the amount of ATM transactions has caused a decrease in your results of operations (e.g., total revenues for the six month ended June 20, 2007 was $8,540, compared to $21,670 for the same period in 2006, due primarily "to a decreased amount of ATM transactions"). Expand your disclosure to discuss the reasons behind this trend and any material effects reasonably likely to result from this trend. Additionally, please disclose the affect that this known trend may have on your short-term or long-term liquidity. Please refer to SEC Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Interest Expense, page 33

24.   Please expand to discuss why the sale of the Peters Grocery Stores and loss of two ATM's resulted in the decrease of interest expense. Also, tell us what is meant by "rented vault cash."

Cost of Revenues, pages 33, 34 and 35

25.   Please disclose the nature of the Armed Delivery and the reason for the loss of machines.

Depreciation, page 33

26.   Discuss the obsolescence of your ATM machines and what is their expected useful life before they must be replaced or substantially overhauled.

Net Income from Operations, page 34

27.   Please revise to replace "net gain" with "net income" or tell us why the revision is not necessary.

Operating Expenses, page 34

28.   Discuss the "professional services" that resulted in a significant increase in your operating expenses during this period. If related to the preparation of becoming a public company, discuss whether these expenses are expected to increase as dramatically in the future.

Ms. Margaret A. Burton
Fresca Worldwide Trading Corporation
September 25, 2007
Page 6

Other Income, page 35

29.   Please disclose and tell us the nature of the sale of inventory. We note your balance sheets do not present inventory. Also, discuss why you incurred bad debt expense of $1,620.

Liquidity and Capital Resources, page 37

30.   Please revise to quantify all material short-term liquidity requirements. Further, provide similar disclosure regarding all material long-term liquidity requirements. Clarify whether management believes the company will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months and beyond. Revise to provide greater clarity regarding the nature and timing of your financing needs after the next twelve months.

31.   Please revise to state whether, in management's view, present working capital is sufficient for its present requirements.

32.   Discuss the reasons for the significant drop in cash between 2005 and 2006.

Certain Relationships and Related Transactions…, page 38

33.   Please disclose the basis on which Joseph Passalaqua was a related person at the time of the transaction.

Description of Property, page 38

34.   Since you also have a description of your property on page 30, to avoid confusion, please incorporate this information into the disclosure on page 30.

35.   We note that you currently have a two year lease with Mary Passalaqua, a 44% shareholder. Please disclose this arrangement in your Certain Relationships and Related Transactions section on page 38. See Item 404(a) of Regulation S-K. Also, please file the lease agreement as a material contract under Item 601(b)(10) of Regulation S-B, or tell us why you believe the agreement may be excluded.

Report of Independent Registered Public Accounting Firm, page F-2

36.   Please tell us why the review report does not include the three months ended June 30, 2006 and 2007 presented on pages F-4 and F-5.

37.   Please have your auditor revise the review report to comply with AU Section 722.38 of the PCAOB Interim Auditing Standards.

Financial Statements, pages F-3 to F-9

38.   Please label each column on pages F-3 to F-7 as "unaudited" and revise "Notes to
        the Financial Statements" on pages F-8 and F-9 to "Notes to the Unaudited
        Financial Statements."

Statement of Operations, page F-5

39.   Please tell us why you have not recognized any income tax provision here and on
        page F-13.

40.   Please revise to replace "Net Income" with "Net Income (Loss)" and "Net Loss
        per Common Share" with "Net Income (Loss) per Common Share" or tell us why
        the revision is not necessary.

Statement of Stockholders' Equity, page F-6

41.   Please revise to replace "Purchase of Common Stock" with "Sale of Common
        Stock" or tell us why the revision is not necessary.

Statement of Cash Flows, page F-7

42.   It appears to us that the amount included in "Additional Paid in Capital" should be
        included in "Sale of Stock." Please revise or advise.

Management Certification, pages F-8 and F-16

43.   Please delete this disclosure.

Concentration of Credit Risk, page F-8

44.   We note that you disclose that you have "experienced a 15% increase in
        revenue's, due to increased locations and improved economic conditions." We
        further note that your revenues have decrease for the six months ended June 30,
        2006 as compared to June 30, 2007. Please revise or advise. Also, comply with
        this comment on page F-16. We note that your inception date is February 10,
        2006.

Revenue Recognition, pages F-9 and F-17

45.   Please disclose why you only receive a portion of the surcharge and inter
        exchange fees as income.

Report of Independent Registered Public Accounting Firm, page F-10

46.   Since the balance sheet for March 31, 2007 is not presented, please have your
        auditor delete the reference to March 31, 2007.

Statement of Operations, page F-13

47.   Please tell us how you determined your 100 weighted common shares outstanding
        when you disclose on page F-11 that 2 million shares are outstanding.

Statement of Stockholders' Equity, page F-14

48.   Please tell us the nature of the distributions of $17,000 and why it is reflected an
        increase in additional paid in capital.

Part II

49.   Please furnish the information required by Item 511 of Regulation S-B. See Item
        25 of Form SB-2.

Exhibits, page 41

50.   Please file all remaining exhibits as soon as possible. Upon review, we may have
        further comments.

Undertakings, page 41

51.   We note that you have incorrectly included the undertaking applicable to
        registration statements that rely on Rule 430B. Please revise to include the
        correct undertaking required by Rule 430C and Item 512 of Regulation S-B.

Signatures, page 43

52.   Please indicate that Ms. Burton is also signing in the capacity of principal
        financial officer.

Exhibit 5.1

53.   We note in the legal opinion that counsel makes the assumption that New Jersey
        Corporation Law is the same as the State of Nevada. Please revise your legal
        opinion to delete this assumption as counsel must opine on the legality of the
        securities under the laws of the state in which the registrant is incorporated.

Exhibit 23.1

54.   The consent of the independent registered public accounting firm should refer to the periods covered by the reports issued. Accordingly, please have your auditor revise the consent to remove the reference to the three months ended March 31, 2007 and include the balance sheet as of March 31, 2007.

55.   Please present a letter from the independent registered public accounting firm under Item 601(b)(15) of Regulation S-B and have your auditor delete the reference to the review report in this consent.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Virginia K. Sourlis, Esq. (via facsimile at (732) 530-9008)